UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in the Form 12b-25 filed on April 30, 2024 by Polestar Automotive Holding UK PLC (“Polestar”) with the U.S. Securities and Exchange Commission (the “SEC”), Polestar required additional time to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“Form 20-F”).

On May 16, 2024, in accordance with standard procedures related to the delayed filing of the Form 20-F with the SEC, Polestar received a written notice (“Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that Polestar was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”). Nasdaq has provided Polestar with 60 calendar days from the date of the notice to submit a plan to regain compliance. If Nasdaq accepts Polestar’s proposed plan, Nasdaq may grant the Company up to an additional 180 calendar days from the filing’s due date, or until November 11, 2024, to regain compliance with the Rule.

The Notice has no immediate effect on the listing or trading of Polestar’s securities. However, if Polestar fails to timely regain compliance with the Rule, Polestar’s securities will be subject to delisting from Nasdaq. Polestar is currently working on its plan to regain compliance with the Rule and intends to file the Form 20-F as soon as practicable.

On May 17, 2024, Polestar issued a press release announcing its receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-looking statements

Certain statements in this Form 6-K may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (24) the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors; and (25) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated May 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: May 17, 2024	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer